SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2003.

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F [X]                Form 40-F [  ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes [  ]                No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-_______________________.

     The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange in May 2003.

PART 1
PART 2
APPENDIX I
APPENDIX II

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: May 8, 2003	By:	/s/ Barrington M. Riley Barrington M. Riley Finance Director

Friday 2 May 2003

Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

PROTHERICS PLC
OFFER FOR ENACT PHARMA PLC
AND ADDITIONAL CAPITAL RAISING

The board of Protherics plc (“Protherics”), the UK biopharmaceutical company, today announced that it has reached agreement on the terms of a recommended offer for Enact Pharma plc (“Enact”), the OFEX traded biopharmaceutical company.

The offer is being made on the basis of £17.05 of Protherics convertible loan notes and 5.93 NOIT (New Opportunities Investment Trust) shares for every 100 Enact shares, valuing the existing share capital of Enact at approximately £7.9 million.

In parallel with the offer, Protherics has today announced a fully underwritten Cash Placing and Open Offer to raise £3 million, the proceeds of which will be used to provide additional working capital for the enlarged group.

Reasons for the acquisition and benefits to Protherics

The strategic priority for Protherics in recent years has been to become a self-sustaining biopharmaceutical company. To this end Protherics has focused its development efforts and manufacturing expertise towards the successful commercialisation of four products. In parallel, Protherics has continued to build a healthy pipeline of products under development. The acquisition of Enact will further advance Protherics’ strategy:

•	Enact is a business with both a high margin, late stage product with revenues anticipated to start in the current financial year, and earlier stage research with the potential to be out-licensed within two years.

•	Protherics will be able to leverage its manufacturing, regulatory and commercialisation skills to expedite the approval and marketing of Voraxaze™ and a cancer therapy acting through selectively targeting chemotherapy to tumour sites.

Andrew Heath, Chief Executive of Protherics said:

“This is an excellent opportunity which will help us continue our recent strong growth. Enact complements our existing portfolio and pipeline and should quickly provide additional revenue at low cost.”

“Voraxaze™ and NQO2 have significant potential. Our expertise in bringing new products to market, licensing and manufacturing will help maximise this potential.”

“The terms of the convertible note minimise the effects of dilution in the short term – an important factor for our existing shareholders.”

- ENDS -

A presentation to analysts will be held at the offices WestLB Panmure Limited at 25 Basinghall Street, London EC2V 5HA at 10.00 a.m. today.

For further information contact:

Protherics PLC	020 7246 9950
Andrew Heath, Chief Executive
Barry Riley, Finance Director

WestLB Panmure Limited	020 7020 4000
Juliet Thompson

Enact Pharma plc
James Cooper	07740 835289

The Maitland Consultancy	020 7379 5151
Brian Hudspith
Simone Cheetham

Notes for editors:

The full announcement from which this is extracted has been issued on behalf of the directors of Protherics by WestLB Panmure Limited.

WestLB Panmure Limited, which is regulated in the United Kingdom by The Financial Services Authority, is acting exclusively for Protherics in connection with the Offer and no-one else and will not be responsible to anyone other than Protherics for providing the protections afforded to customers of WestLB Panmure Limited, nor for giving advice in relation to the Offer.

Evolution Beeson Gregory, which is regulated in the United Kingdom by The Financial Services Authority, is acting exclusively for Enact in connection with the Offer and no-one else and will not be responsible to anyone other than Enact for providing the protections afforded to customers of Evolution Beeson Gregory, nor for giving advice in relation to the Offer.

The Offer will not be made, directly or indirectly, in or into, or by use of the mails of or by any means or instrumentality (including, without limitation, facsimile transmission, telex or telephone) of interstate or foreign commerce of, or of any facilities of a national securities exchange of, the United States nor will it be made in or into Canada, Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within the United States, Canada, Australia or Japan.

This announcement has been issued on behalf of Protherics by WestLB Panmure Limited.

The directors of Enact accept responsibility for the information contained in this document relating to Enact and its subsidiaries, themselves and their immediate families. The directors of Protherics accept responsibility for all the other information contained in this document. To the best of the knowledge and belief of the directors of Protherics and the directors of Enact ( who have taken all reasonable care to ensure that such is the case) the information contained herein for which they are respectively responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

PART 1

     Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

Recommended Offer (the “Offer”)

By WestLB Panmure Limited (“Panmure”)

On behalf of

Protherics PLC (“Protherics”)

To acquire the whole of the issued and to be issued share capital of

Enact Pharma plc (“Enact”)

1.     Introduction

The boards of Protherics and Enact have reached agreement on the terms of a recommended offer, to be made by Panmure on behalf of Protherics, to acquire the entire issued and to be issued share capital of Enact. The Offer values the existing issued ordinary share capital of Enact at approximately £7.9 million.

2.     The Offer

The Offer is being made on the following basis:

for every 100 Enact Shares                 £17.05 of Protherics Convertible Loan Notes
and 5.93 NOIT Shares

and so in proportion for any other number of Enact Shares held.

The Offer values the existing issued share capital of Enact at approximately £7.9 million on the basis of the valuation of the Protherics Convertible Loan Notes of £7.2 million carried out by Evolution Beeson Gregory and the middle-market quotation of a NOIT Share of 27.5p as at the close of business on 1 May 2003.

The Offer is conditional, inter alia, upon valid acceptances being received from Enact Shareholders representing not less that 90 per cent of the Enact Shares.

More details on the Protherics Convertible Loan Notes can be found below.

The standard terms of the Offer are set out in this announcement.

3.     Recommendation and irrevocable undertakings

Irrevocable undertakings to accept the Offer have been received in respect of, in aggregate, 11,612,830 Enact Shares, representing 27.5 per cent of Enact’s issued share capital. In addition, Protherics has received a non-

binding letter of intent to accept the Offer in respect of a further 10,004,277 Enact shares representing 23.7 per cent of Enact’s issued share capital.

19.9 per cent of these irrevocable undertakings, representing the Directors shareholdings, will only cease to be binding in the event that the Offer is withdrawn or lapses.

The directors of Enact, who have been so advised by Evolution Beeson Gregory, consider the terms of the Offer to be fair and reasonable and have agreed unanimously to recommend Enact Shareholders to accept the Offer, as they have irrevocably undertaken to do in respect of their beneficial shareholdings amounting to 8,403,643 Enact Shares, representing 19.9 per cent. of Enact’s existing ordinary share capital. In providing advice to the directors of Enact, Evolution Beeson Gregory has taken into account the commercial assessments of the directors of Enact.

4.     Information on the Enact Group

Enact is an OFEX traded company that is focused on the development of anti-cancer products and other products for the treatment of neuropathological diseases. Enact is the result of a merger in April 2000 between Enzacta plc and Kymed GB Ltd. The Company is based in the UK, with a research and development facility at the Porton Down Science Park in Wiltshire, and offices near Salisbury. The Company has established technology platforms and an R&D pipeline with one product in registration and another with the potential to enter clinical trials.

The Company’s strategy has been to secure early product revenues whilst continuing to invest in the development of earlier stage compounds with the potential to deliver significant value.

Enact has in-licensed and successfully developed its lead compound Voraxaze™, which is used as a rescue therapy for methotrexate toxicity. Methotrexate is an established drug in cancer therapy with a known toxicity profile. Voraxaze™ is already used on a compassionate basis through the National Cancer Institute in the US. Initial sales, on a named patient basis, are anticipated within the current financial year. A full commercial launch is expected to follow in late 2004 in Europe and early 2005 in the US. The Enact directors believe that there may be significant commercial opportunities for this product beyond the initial niche indication.

The Company has also continued to progress the development of its earlier stage product pipeline, focusing on the NQO2 cancer therapy which is expected to enter clinical trials shortly. The Enact Directors believe that with appropriate investment this compound ultimately also has significant commercial potential.

However it is clear that, without further funding in the short term, the Company would need to reduce its operational activities significantly and would be unable to fund the development of its core drug development programmes. In the opinion of the Enact Directors, this would lead to a loss of value for Enact Shareholders.

Enact’s Shareholders will be aware that Enact’s Directors have been considering how best to finance the progress of the core programmes and enable Enact Shareholders to realise value in the current, very difficult, capital markets environment.

After careful consideration of the alternatives, the Enact Directors have concluded that the Offer provides the most attractive option to secure the development of the Enact product pipeline, whilst allowing Enact Shareholders to share in the benefits that are expected to be derived from those products and, in due course, provide Enact Shareholders with improved liquidity. The Enact Directors believe that Protherics is a well managed business with an attractive product portfolio and has the necessary resources to continue the development of Enact’s products. The Board has therefore concluded that the Offer represents fair value for Enact, taking into account its current financial situation and funding requirements.

5.     Information on the Protherics Group

Protherics is an international biopharmaceutical company whose platform technology is the development and production of immunotherapeutics. Protherics’ product portfolio includes two products which have received US Food and Drug Administration approval – CroFab™, a rattlesnake antivenom, and DigiFab™ (Digoxin Immune Fab (Ovine), a treatment for digoxin toxicity). A third product, ViperaTAb® is sold in Scandinavia for the treatment of adder bites.

In the six months to 30 September 2002, Protherics increased turnover from continuing operations by 10.5 per cent. over the same period in the prior financial year to £5.3 million. Sales growth was driven by continued strong sales of both CroFab™ and DigiFab™ and royalties from Protherics’ intellectual property in the identification of prions.

Protherics’ two lead development compounds are an Angiotensin Vaccine, for the treatment of high blood pressure and CytoFab™, indicated for the treatment of sepsis. The vaccine, which is targeting the largest single pharmaceutical market, worth more than US$30billion, has successfully completed early Phase II trials. Protherics is actively seeking a partner prior to commencing Phase III trials for CytoFab™. Protherics has two other significant research projects, the most advanced of which is a vaccine designed to slow the spread of a primary cancer.

Protherics has manufacturing operations in Wales and Australia and has increased capacity at the Welsh facility to keep pace with anticipated demand for the company’s products. In addition to increasing capacity, Protherics has focused on improving manufacturing efficiencies. The benefit of these efforts has resulted in Protherics reporting significantly increased gross profit margin since the commencement of sales of CroFab™.

6.     Background to and reasons for the Offer

The strategic priority of Protherics in recent years has been to become a self-sustaining biopharmaceutical company. To this end Protherics has focused its development efforts and manufacturing expertise towards the successful commercialisation of three products and the out-licensing of intellectual property for identification of BSE. In parallel Protherics has continued to build a healthy pipeline of products under development.

The Protherics Directors consider that Enact represents an attractive opportunity to acquire a business with both a high margin late stage product and earlier stage research that can potentially be out-licensed within two years. In addition, the Protherics Directors believe that the acquisition will enable Protherics to leverage its manufacturing, regulatory and commercialisation skills to assist in the development of both Voraxaze™ and NQO2. Furthermore, due to the nature of the niche market for Voraxaze™, Protherics will evaluate the opportunity to establish, at small cost, its own sales force to directly market Voraxaze™ in the US.

The Protherics Directors anticipate that following the acquisition of Enact, Protherics would seek to market Voraxaze™ as a rescue therapy for methotrexate toxicity, thereby adding an additional niche product to its existing portfolio of marketed products. Methotrexate is an established drug in cancer therapy with a known toxicity profile. Toxicity can lead to kidney damage. Voraxaze™ is currently used on a compassionate basis in the US through the National Cancer Institute, Washington. Revenues from sales on a named patient basis are expected within the current financial period, with registration expected in Europe in 2004 and in the US in early 2005. The estimated market opportunity is £80 million, £20 million of which is as a rescue therapy for patients with kidney damage as a result of methotrexate, and £60 million as Voraxaze™ treatment is adopted to prevent toxicity in high risk patients. Protherics believes that there is significant market opportunity beyond this, which will be explored. This indication is already recommended in Europe in protocols for osteosarcoma.

Furthermore, following successful completion of a Phase I/II clinical trial, the intention is to push ahead with the development of NQO2 as a cancer therapy that selectively targets chemotherapy to tumour sites. NQO2 is an enzyme selectively over-expressed in certain cancers. It is activated by a cofactor EP-0152R (a vitamin B3 analogue), enabling a pro-drug, CB 1954, to become activated in cancer tissues where the enzyme is expressed. The intention is to out-license this product to a marketing partner within two years.

Upon the Offer becoming or being declared unconditional in all respects, Protherics intends to review, in conjunction with the management of Enact, the earlier stage development pipelines of both Enact and Protherics to consider the most appropriate action for individual programmes.

7.     Board, management and employees of the Enact Group

Protherics has confirmed that the existing rights, including pension rights, of all employees of the Enact Group will be fully safeguarded.

Following the Offer becoming, or being declared unconditional, the following directors of Enact will be invited to join the Protherics board of directors: Dr Tony Atkinson, as Chief Scientific Officer, and Dr Michael Peagram, as a non-executive director. In addition, Dr Judy McArdell and Dr Jon Dickens will be employed by Protherics on a part-time basis following the Offer becoming unconditional.

8.     Placing and Open Offer

Protherics proposes to issue 18,804,468 new Ordinary Shares (representing approximately 9.9 per cent. of Protherics’ existing issued share capital) at a price of 16 pence per share by way of a Cash Placing and Open Offer. 9,392,822 new Ordinary Shares have been placed firm with institutional investors and 9,411,646 new Ordinary Shares placed subject to clawback to satisfy valid applications under the Open Offer. Panmure as agent will invite Qualifying Shareholders to apply for new Ordinary Shares at 16 pence per share, on the basis of:

1 new Ordinary Share for every 20 Ordinary Shares

held at the close of business on the Record Date.

The Cash Placing and Open Offer is conditional, inter alia, upon the recommended Offer by Panmure on behalf of Protherics to acquire the whole of the issued and to be issued share capital of Enact , also announced today, becoming unconditional in all respects.

If the Cash Placing and Open Offer does not become unconditional, no new Ordinary Shares will be issued, and all monies received by the Registrars in connection with the Open Offer will be returned to applicants without interest as soon as practicable.

The Record Date for the Open Offer was the close of business on 25 April 2003 and the ex-entitlement date for the purposes of the Open Offer is 2 May 2003. The Company expects to post the Open Offer circular and application form to Qualifying Shareholders on 7 May 2003, when an announcement providing further details in respect of the Cash Placing and Open Offer will also be released.

The proceeds from the Cash Placing and Open Offer will be used to progress the development of Voraxaze™ and NQO2, and to provide additional working capital. Although the Offer will be financed by the issue of Protherics Convertible Loan Notes, the Offer is conditional upon the closing of the Cash Placing and Open Offer.

9.     Enact Share Option Schemes and Enact Warrants

The Offer will extend to any Enact Shares unconditionally allotted or issued upon the exercise of options or awards granted under the Enact Share Option Schemes whilst the Offer remains open for acceptance (or by such earlier date(s) as Protherics may, subject to the Code, decide).

If the Offer becomes or is declared unconditional in all respects, Protherics intends to make appropriate proposals to participants in the Enact Share Option Schemes to the extent that such options are not exercised, although it is not proposed to make an offer to optionholders whose options have an exercise price that is greater than the value of an Enact Share under the Offer.

A letter explaining the courses of action available to holders of options granted under the Enact Share Option Schemes will be despatched to such holders following the Offer becoming or being declared unconditional in all respects.

There are Enact Warrants outstanding to subscribe 2,125,000 Enact Shares at 20p per share. If the Offer becomes or is declared unconditional in all respects, Protherics intends to make an offer to acquire these warrants at the rate of 2p per share. It is not proposed to make an offer in respect of warrants with an exercise price of higher than 20p.

10.     Protherics Convertible Loan Notes

Protherics proposes to issue £7,200,000 of Protherics Convertible Loan Notes to Enact Shareholders pursuant to the Offer, and to allot Protherics Shares upon the conversion thereof. The Protherics Convertible Loan Notes will be issued at par to Enact Shareholders as part of the consideration for the acquisition of Enact Shares.

General

The issue price of the Protherics Convertible Loan Notes will be 100 per cent. of the principal amount of the Notes.

Interest will be payable on the Protherics Convertible Loan Notes at the rate of 6 per cent. per annum. Interest will be payable twice yearly in arrears. Protherics will have the option but not the obligation to satisfy the payment of interest by allotting Protherics Shares to the holders of Protherics Convertible Loan Notes.

The Protherics Convertible Loan Notes will not be listed, will be unsecured and will not be guaranteed.

Conversion

Unless previously redeemed, converted or purchased, Noteholders will have the right to convert the Protherics Convertible Loan Notes into Protherics Shares at a conversion price of 25p during the period from the date falling 18 months after issue until the seventh anniversary of issue and the resulting Protherics Shares will be issuable within 14 days of the service of a notice of conversion. Conversion may also take place between twelve and eighteen months after issue provided FDA approval of Voraxaze™ has been received. If any conversion causes Protherics to have to issue listing particulars, the aforementioned 14 day period will be extended until such time as the listing particulars shall have been issued. In such circumstances, Protherics shall be obliged to use all reasonable endeavours to issue the listing particulars as soon as possible.

The conversion terms of the Protherics Convertible Loan Notes will be subject to adjustment in certain circumstances, including in the event of a consolidation or sub-division of Protherics Shares, and in the event that Protherics undertakes a rights issue.

If the principal amount of all Protherics Convertible Loan Notes outstanding is equal to 20 per cent. or less of the total nominal amount of Protherics Convertible Loan Notes initially issued or if for a five day period after the third anniversary of issue the Protherics Share price is above 32.5p, Protherics will be entitled to require Noteholders to convert all outstanding Protherics Convertible Loan Notes into Protherics Shares at the conversion price of 25p.

Redemption

To the extent not previously redeemed, converted or purchased, the Protherics Convertible Loan Notes will be repaid by Protherics at par on the seventh anniversary of issue, together with any outstanding interest.

Transfer

The Protherics Convertible Loan Notes will be fully transferable.

11.     NOIT Shares

As announced in September 2002, Enact undertook a transaction with NOIT that involved the issue of 10,004,277 Enact Shares in return for 2,506,000 NOIT Shares and warrants to subscribe 501,200 NOIT Shares at 100 pence per share. Conditional upon the Offer becoming or being declared unconditional in all respects, pursuant to the NOIT Sale and Purchase Agreement Protherics has agreed to purchase and Enact has agreed to sell the NOIT Shares held by Enact, and to transfer them to accepting Enact Shareholders as part consideration under the Offer. The result will be that the NOIT Shares currently held by Enact will, following the Offer, be held by accepting Enact Shareholders in proportion to the number of Enact Shares held by them. NOIT is currently the subject of a recommended offer from Jubilee Investment Trust PLC for the entire issued and to be issued share capital of NOIT (the “Jubilee Offer”). Protherics reserves the right to transfer any consideration it receives under the Jubilee Offer in respect of the NOIT Shares in place of the NOIT Shares it would otherwise transfer to Enact Shareholders pursuant to the Offer. If the Jubilee Offer lapses or is withdrawn, Enact Shareholders would receive NOIT Shares as consideration under the Offer.

12.     Further details of the Offer

Enact Shares will be acquired under the Offer fully paid and free from all liens, equities, charges, encumbrances and other interests and together with all rights now or hereafter attaching to them including, without limitation, the right to receive and retain any dividend and other distribution declared, made or paid on or after 1 May 2003.

13.     General

Neither Protherics, nor any of its directors, nor, so far as Protherics is aware, any person deemed to be acting in concert with it, owns or controls any Enact Shares or has any option to acquire any Enact Shares, or has entered into any derivative referenced to securities of Enact which remains outstanding.

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by laws or applicable regulations of the relevant jurisdiction in which they are resident. Such persons who are not resident in the United Kingdom should inform themselves about, and observe, any applicable requirements.

Appendix II contains definitions of terms used in this announcement.

Protherics intends, after the Offer is declared wholly unconditional, to procure the making of an application by Enact to OFEX for the cancellation of the trading of Enact shares not less than 20 business days after the date when notice of its intention to seek the cancellation of its listing is given.

14.     Offer Document

Panmure, which is acting as financial adviser to Protherics, will despatch the formal Offer document setting out details of the Offer and the Form of Acceptance to Enact Shareholders as soon as practicable and in any event within 28 days from the date of this announcement.

This announcement has been issued on behalf of Protherics by WestLB Panmure Limited.

The directors of Enact accept responsibility for the information contained in this document relating to Enact and its subsidiaries, themselves and their immediate families. The directors of Protherics accept responsibility for all the other information contained in this document. To the best of the knowledge and belief of the directors of Protherics and the directors of Enact ( who have taken all reasonable care to ensure that such is the case) the information contained herein for which hey are respectively responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

WestLB Panmure Limited, which is regulated in the United Kingdom by The Financial Services Authority, is acting exclusively for Protherics in connection with the Offer and no-one else and will not be responsible to anyone other than Protherics for providing the protections afforded to customers of WestLB Panmure Limited, nor for giving advice in relation to the Offer.

Evolution Beeson Gregory, which is regulated in the United Kingdom by The Financial Services Authority, is acting exclusively for Enact in connection with the Offer and no-one else and will not be responsible to anyone other than Enact for providing the protections afforded to customers of Evolution Beeson Gregory, nor for giving advice in relation to the Offer.

The Offer will not be made, directly or indirectly, in or into, or by use of the mails of or by any means or instrumentality (including, without limitation, facsimile transmission, telex or telephone) of interstate or foreign commerce of, or of any facilities of a national securities exchange of, the United States nor will it be made in or into Canada, Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within the United States, Canada, Australia or Japan.

PART 2

     Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

APPENDIX I

Standard Terms of the Offer

1.	The Offer will be subject to the following conditions:

(a)	valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. on the first closing date of the Offer (or such later time(s) and/or date(s) as Protherics may, with the consent of the Panel, decide) in respect of not less than 90 per cent. (or such lesser percentage as Protherics may decide) of the Enact Shares to which the Offer relates, provided that, unless agreed by the Panel, this condition will not be satisfied unless Protherics and/or its wholly-owned subsidiaries have acquired or agreed to acquire (pursuant to the Offer or otherwise), directly or indirectly, Enact Shares carrying, in aggregate, over 50 per cent. of the voting rights then normally exercisable at general meetings of Enact on such basis as may be required by the Panel (including for this purpose, to the extent (if any) required by the Panel, any voting rights attaching to any shares which are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of conversion or subscription rights or otherwise); and for this purpose (i) the expression “Enact Shares to which the Offer relates” shall be construed in accordance with sections 428-430F of the Companies Act 1985; and (ii) shares which have been unconditionally allotted shall be deemed to carry the voting rights which they will carry on issue;

(b)	the UK Listing Authority agreeing to admit the Protherics Placing Shares to the Official List of the UK Listing Authority and (unless the Panel otherwise agree) such admission becoming effective in accordance with the Listing Rules of the UK Listing Authority, and the London Stock Exchange agreeing to admit the Protherics Placing Shares to trading on its market for listed securities and (unless the Panel otherwise agree) such admission becoming effective in accordance with its admission and disclosure standard;

(c)	the transfer by Enact to Protherics of the NOIT Shares pursuant to the NOIT Sale and Purchase Agreement;

(d)	no government or governmental, quasi-governmental, supranational, statutory or regulatory body, or any court, institution, investigative body, association, trade agency or professional or environmental body or (without prejudice to the generality of the foregoing) any other person or body in any jurisdiction (each, a “Relevant Authority”) having decided to take, instituted, implemented or threatened any action, proceedings, suit, investigation or enquiry or enacted, made or proposed any statute, regulation or order or otherwise taken any other step or done any thing, and there not being outstanding any statute, legislation or order, that would or might reasonably be expected to:

(i)	restrict, restrain, prohibit, delay, impose additional conditions or obligations with respect to, or otherwise interfere with the implementation of, the Offer or the acquisition of any Enact Shares by Protherics or any matters arising therefrom;

(ii)	result in a delay in the ability of Protherics, or render Protherics unable, to acquire some or all of the Enact Shares;

(iii)	require, prevent, delay or affect the divestiture by Protherics or any of its subsidiaries, subsidiary undertakings or associated undertakings (including any company of which 20 per cent. or more of the voting capital is held by the Protherics Group or any partnership, joint venture, firm or company in which any of them may be interested) (together the “wider Protherics Group”) or Enact or any of its subsidiaries, subsidiary undertakings or associated undertakings (including any company of which 20 per cent. or more of the voting capital is held by the Enact Group or any partnership, joint venture, firm or company in which any of them may be interested) (together the “wider Enact Group”) of all or any material portion of their businesses, assets or property or of any Enact Shares or other securities in Enact or impose any material limitation on the ability of any of them to conduct their respective businesses or own their respective assets or properties or any part thereof;

(iv)	impose any material limitation on the ability of any member of the wider Protherics Group to acquire or hold or exercise effectively, directly or indirectly, all rights of all or any of the Enact Shares (whether acquired pursuant to the Offer or otherwise);

(v)	require any member of the wider Protherics Group or the wider Enact Group to offer to acquire any shares or other securities or rights thereover in any member of the wider Enact Group owned by any third party;

(vi)	make the Offer or its implementation or the proposed acquisition of Enact or any member of the wider Enact Group or of any Enact Shares or any other shares or securities in, or control of, Enact, illegal, void or unenforceable in or under the laws of any jurisdiction;

(vii)	impose any limitation on the ability of any member of the wider Protherics Group or the wider Enact Group to co-ordinate its business, or any part of it, with the business of any other member of the wider Protherics Group or the wider Enact Group; or

(viii)	otherwise materially adversely affect any or all of the businesses, assets, prospects or profits of any member of the wider Protherics Group or the wider Enact Group or the exercise of rights of shares of any company in the Enact Group, and all applicable waiting periods during which such Relevant Authority could institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference or otherwise intervene having expired, lapsed or been terminated; (e) all authorisations, orders, grants, consents, clearances, licences, permissions and approvals, in any jurisdiction, necessary or appropriate for or in respect of the Offer, the proposed acquisition of any shares or securities in, or control of, Enact or any member of the wider Enact Group by any member of the wider Protherics Group or the carrying on of the business of any member of the wider Enact Group or the wider Protherics Group, the issue of the Protherics Convertible Loan Notes or any matters arising therefrom being obtained in terms satisfactory to Protherics acting reasonably, from all appropriate Relevant Authorities or (without prejudice to the generality of the foregoing) from any persons or bodies with whom any members of the wider Enact Group or the wider Protherics Group has entered into contractual arrangements and such authorisations, orders, grants, consents, clearances, licences, permissions and approvals remaining in full force and effect and there being no intimation of any intention to revoke or not to renew the same and all necessary filings having been made, all appropriate waiting and other time periods (including extensions thereto) under any applicable legislation and regulations in any jurisdiction having expired, lapsed or been terminated and all necessary statutory or regulatory obligations in any jurisdiction in respect of the Offer or the proposed acquisition of Enact by Protherics or of any Enact Shares or any matters arising therefrom having been complied with;

(f)	appropriate assurances being received, in terms satisfactory to Protherics acting reasonably, from the Relevant Authorities or any party with whom any member of the wider Enact Group has any contractual or other relationship that the interests held by any member of the wider Enact Group under licences, leases, consents, permits and other rights will not be adversely amended or otherwise affected by the Offer or the proposed acquisition of Enact or any matters arising therefrom, that such licences, leases, consents, permits and other rights are in full force and effect and that there is no intention to revoke or amend any of the same;

(g)	there being no provision of any agreement, instrument, permit, licence or other arrangement to which any member of the wider Enact Group is a party or by or to which it or any of its assets may be bound or subject which, as a consequence of the Offer or the acquisition of Enact or because of a change in the control or management of Enact or any member of the Enact Group or any matters arising therefrom or otherwise, could or might have the result to an extent which is material that:

(i)	any moneys borrowed by, or other indebtedness, actual or contingent, of, or grant available to, any member of the wider Enact Group becomes or is capable of being declared repayable immediately or earlier than the repayment date stated in such agreement, instrument or other arrangement or the ability of any member of the wider Enact Group to borrow moneys or incur indebtedness is withdrawn, inhibited or adversely affected;

(ii)	any mortgage, charge or other security interest is created over the whole or any part of the business, property or assets of any member of the wider Enact Group or any such security (whenever arising) becomes enforceable;

(iii)	any such agreement, instrument, permit, licence or other arrangement, or any right, interest, liability or obligation of any member of the wider Enact Group therein, is terminated or adversely modified or affected or any adverse action is taken or onerous obligation arises thereunder;

(iv)	the value of any member of the wider Enact Group or its financial or trading position taken as a whole is prejudiced or adversely affected;

(v)	any material asset or, other than in the ordinary course of business, any asset of the wider Enact Group is or falls to be charged or disposed of;

(vi)	the rights, liabilities, obligations or interests or business of any member of the wider Enact Group in or with any other person, firm or company (or any arrangement relating to such interest or business) is terminated, or adversely modified or affected; or

(vii)	any member of the wider Enact Group ceases to be able to carry on business under any name under which it currently does so;

(h)	since 30 September 2002 (being the date to which the latest published audited report and accounts of Enact were made up) and save as disclosed in Enact’s published report and accounts for the year ended 30 September 2002 or as publicly announced prior to 2 May 2003, no member of the Enact Group having:

(i)	issued or agreed to issue or authorised or proposed the issue of additional shares of any class or issued or authorised or proposed the issue of or granted securities convertible into or rights, warrants or options to subscribe for or acquire such shares or convertible securities or redeemed, purchased or reduced or announced any intention to do so or made any other change to any part of its share capital;

(ii)	recommended, declared, paid or made or proposed to recommend, declare, pay or make any dividend, bonus or other distribution other than dividends lawfully paid to Enact or wholly-owned subsidiaries of Enact;

(iii)	authorised or proposed or announced its intention to propose any merger or acquisition or disposal or transfer of assets or shares or any change in its share or loan capital;

(iv)	issued or authorised or proposed the issue of any debentures or save in the ordinary course of business as to type and amount incurred or increased any indebtedness or contingent liability;

(v)	disposed of or transferred, mortgaged or encumbered any asset or any right, title or interest in any asset or entered into or varied any contract, commitment or arrangement (whether in respect of capital expenditure or otherwise) which is of a long term or unusual nature or which involves or could involve an obligation of a nature or magnitude which is material or authorised, proposed or announced any intention to do so;

(vi)	entered into or varied or proposed to enter into or vary any contract, reconstruction, amalgamation, arrangement or other transaction which is of a long term or unusual or onerous nature or is otherwise than in the ordinary course of business or announced any intention to do so;

(vii)	entered into, or varied the terms of, any contract or agreement with any of the directors or senior executives of Enact;

(viii)	taken or proposed any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any of its assets and revenues;

(ix)	waived or compromised any claim other than in the ordinary course of business;

(x)	made any amendment to its memorandum or articles of association;

(xi)	entered into any contract, transaction or arrangement which is or may be materially restrictive on the business of any member of the wider Enact Group or the wider Protherics Group;

(xii)	entered into any contract, commitment or agreement with respect to any of the transactions or events referred to in this condition (h); and

(xiii)	been unable or admitted that it is unable to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(i)	since 30 September 2002 (being the date to which the latest published audited report and accounts of Enact were made up) and save as disclosed in Enact’s published report and accounts for the year ended 30 September 2002 or as publicly announced prior to 2 May 2003:

(i)	no litigation, arbitration, prosecution or other legal proceedings having been instituted, announced or threatened or become pending or remained outstanding by or against any member of the wider Enact Group or to which any member of the wider Enact Group is or may become a party (whether as plaintiff, defendant or otherwise) and in any such case may be reasonably expected to adversely affect the wider Enact Group to an extent which is material;

(ii)	no material adverse change having occurred in the business, assets, financial or trading position, profits or prospects of any member of the wider Enact Group;

(iii)	no investigation by any Relevant Authority having been threatened, announced, implemented or instituted or remaining outstanding;

(j)	Protherics not having discovered that:

(i)	any business, financial or other information concerning any member of the Enact Group disclosed, publicly or otherwise at any time to Protherics, by or on behalf of any member of the Enact Group, either contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading in any material respect; or

(ii)	any member of the wider Enact Group is subject to any liability, actual or contingent, which is not disclosed in the annual report and accounts of Enact for the financial year ended 30 September 2002 and which is material; and

(k)	Protherics not having discovered that:

(i)	any past or present member of the wider Enact Group has not complied with all applicable legislation or regulations of any jurisdiction with regard to the storage, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or to harm human health or otherwise relating to environmental matters (which non-compliance might give rise to any material liability (whether actual or contingent) on the part of any member of the wider Enact Group) or that there has otherwise been any such disposal, discharge, spillage, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations and wherever the same may have taken place) which in any such case might give rise to any material liability (whether actual or contingent) on the part of any member of the wider Enact Group;

(ii)	there is or is likely to be any liability (whether actual or contingent) to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the wider Enact Group or any controlled waters under any environmental legislation, regulation, notice, circular or order of any Relevant Authority or third party or otherwise;

(iii)	that circumstances exist (whether as a result of the making of the Offer or otherwise) which might lead to any Relevant Authority instituting or any member of the wider Enact Group or the wider Protherics Group might be required to institute, an environmental audit or take any other steps which in any such case might result in any material actual or contingent liability to improve or install new plant or equipment or make good, repair, re-instate or clean up any land or other asset now or previously owned, occupied or made use of by any member of the wider Enact Group; or

(iv)	circumstances exist whereby a person or class of persons might have any material claim or claims in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the wider Enact Group.

Protherics reserves the right to waive all or any of conditions (b) to (k) (inclusive) above, in whole or in part. Conditions (b) to (k) (inclusive) must be satisfied as at, or waived on or before, 21 days after the later of the first closing date of the Offer and the date on which condition (a) is fulfilled (or in each case such later date as the Panel may agree) provided that Protherics shall be under no obligation to waive or treat as satisfied any of conditions (b) to (k) (inclusive) by a date earlier than the latest date specified above for the satisfaction thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

     If Protherics is required by the Panel to make an offer for Enact Shares under the provisions of Rule 9 of the Code, Protherics may make such alterations to the conditions as are necessary to comply with the provisions of that Rule.

APPENDIX II

DEFINITIONS

The following expressions are used throughout this announcement and the accompanying Form of Acceptance, unless the context requires otherwise:

“Code”	The City Code on Takeovers and Mergers
“Enact” or “Company”	Enact Pharma plc
“Enact Directors” or “Board”	the directors of Enact
“Enact Group”	Enact and its existing subsidiary undertakings
“Enact Share Option Schemes”	the Enact Pharma plc Unapproved Share Option Scheme 2002 No. 1, the Enact plc Unapproved Share Option Scheme 2002 No. 2, the Enact Enterprise Management Incentive Scheme and the individual option agreements between Enact and each of William Dawson, Roger Melton, Haltcrown, Beer and Partners Limited and Steven Johnson
“Enact Shareholders”	holders of Enact Shares
“Enact Shares”	the existing unconditionally allotted or issued and fully paid ordinary shares of 10 pence each in Enact and any further such shares which are unconditionally allotted or issued and fully paid before the date on which the Offer closes (or by such earlier date(s) as Protherics may, subject to the Code, decide) including any shares which are unconditionally allotted or issued on the exercise of options or awards granted under the Enact Share Option Schemes or on the exercise of the Enact Warrants
“Enact Warrants”	warrants to subscribe Enact Shares
“Evolution Beeson Gregory”	Evolution Beeson Gregory Limited
“London Stock Exchange”	London Stock Exchange plc
“NOIT”	New Opportunities Investment Trust plc
“NOIT Sale and Purchase Agreement”	the conditional agreement dated 2 May 2003 between Protherics and Enact in relation to the sale and purchase of the NOIT shares
“NOIT Shares”	redeemable ordinary shares of 5p each in the capital of NOIT
“Noteholders”	the holders of Protherics Convertible Loan Notes
“Offer”	the recommended offer by Panmure on behalf of Protherics to acquire the Enact Shares and, where the context admits, any subsequent revision, variation, extension or renewal thereof
“Panmure”	WestLB Panmure Limited
“Protherics”	Protherics plc
“Protherics Convertible Loan Notes”	the £7,200,000 6 per cent. Unsecured Convertible Loan Notes 2010 of Protherics

“Protherics Placing Shares”	the Protherics Shares to be offered pursuant to the Placing and Open Offer
“Protherics Shares”	ordinary shares of 2 pence each in the capital of Protherics
“Protherics Shareholders”	holders of Protherics Shares
“Placing and Open Offer Agreement”	the placing and open offer agreement dated 2 May 2003 between Panmure and Protherics
“Qualifying Shareholder”	Shareholders on the register of members of Protherics at the close of business on the Record Date
“Record Date”	25 April 2003